Exhibit 99.1

Thomson Reuters Announces Cash Distribution Per Share and Share Consolidation

Ratio for Return of Capital and Share Consolidation Transactions

Participating shareholders to receive cash distribution of US$1.435518 per common share

Shares to begin trading on a post-consolidated basis on May 4, 2026

Toronto, May 1, 2026 – Thomson Reuters (TSX/Nasdaq: TRI) today announced the cash distribution per share and the share consolidation ratio for its return of capital and share consolidation transactions, which have received the requisite approvals and will be effective at 3:01 a.m. (Toronto time) on May 4, 2026. The company’s common shares will begin trading on the Toronto Stock Exchange (TSX) and the Nasdaq on a post-consolidated basis when the markets open on May 4, 2026. The company’s trading symbol will remain “TRI” on both exchanges. The new CUSIP number for the post-consolidated common shares is 884903881 and the new ISIN number is CA8849038812.

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The return of capital and share consolidation transactions consist of a distribution of US$1.435518 per common share (US$605 million in the aggregate) and a consolidation of the company’s outstanding common shares (or “reverse stock split”) at a ratio of 1 pre-consolidated share for 0.984560 post-consolidated shares. The share consolidation is proportional to the special cash distribution and the share consolidation ratio was based on the volume weighted average trading price of the shares on the Nasdaq for the five trading day period which ended today.

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Eligible shareholders who duly exercised their right to opt out of the return of capital will not receive the cash distribution. Each opting-out shareholder will still participate in the transactions through a share exchange and the share consolidation, but will continue to hold the same number of shares that it currently holds. Such opting-out shareholders will realize a proportionate increase in their equity and voting interests in the company by virtue of the consolidation of the participating shares under the share consolidation.

As promptly as practicable after the transactions are effective, Computershare Investor Services Inc., the company’s depositary for the transactions, will deliver cash distribution amounts to registered participating shareholders, subject to the terms and conditions of the transactions. The effects of the share consolidation will be reflected in the company’s share register. Beneficial or non-registered shareholders participating in the return of capital will receive cash distributions from their intermediary and the effects of the share consolidation will be recorded in their accounts.

Fractional shares will not be issued as part of the return of capital and share consolidation transactions and shareholders will receive the value of any fractional shares in cash, subject to certain exceptions described in the company’s management proxy circular dated March 13, 2026 (the “Circular”).

The Canadian and U.S. tax consequences of the return of capital and share consolidation transactions are complex. Shareholders are encouraged to review the Circular and related materials carefully and to consult their financial, tax and legal advisors.

Further details of the return of capital and share consolidation transactions are described in the Circular and related materials, which are available on www.thomsonreuters.com/2026specialmeeting. The return of capital and share consolidation documents were previously filed with the Canadian securities regulatory authorities on SEDAR+ and are available at www.sedarplus.ca. The documents were also furnished to the

U.S. Securities and Exchange Commission through EDGAR and are available at www.sec.gov.

About Thomson Reuters

Thomson Reuters (TSX/Nasdaq: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, audit, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is the world’s leading provider of trusted journalism and news. For more information, visit thomsonreuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking within the meaning of applicable Canadian and U.S. securities laws, including the Private Securities Litigation Reform Act of 1995, including statements relating to the completion of the return of capital and share consolidation transactions and the anticipated tax treatment for shareholders participating in the return of capital and those opting out. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the risk factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that the return of capital and share consolidation transactions will be completed or that other events described in any forward-looking statement will materialize. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA

Zoe Zanettos

Director, Corporate Affairs

+1 647 202 8948

zoe.zanettos@thomsonreuters.com

INVESTORS

Gary E. Bisbee, CFA

Head of Investor Relations

+1 646 540 3249

gary.bisbee@thomsonreuters.com